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Ex12b
                                  IDACORP, Inc.
                       Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements


                                               Twelve Months Ended December 31,
                                                  (Thousands of Dollars)
                                         1997         1998        1999        2000          2001
Earnings, as defined:
  Income before income taxes         $  133,570    $ 133,806   $ 137,021   $ 210,701   $  189,860
  Adjust for distributed income of
  equity investees                       (3,943)      (4,697)       (837)     (3,116)      (1,620)
  Equity in loss of equity method
    investments                               0          458         435         186          296
  Minority interest in losses of
    majority owned subsidiaries               0         (125)        (37)     (1,468)        (612)
  Fixed charges, as below                69,634       69,923      72,243      73,261       85,034

     Total earnings, as defined      $  199,261    $ 199,365   $ 208,825   $ 279,564   $  272,958

Fixed charges, as defined:
  Interest charges                   $   60,761    $  60,677   $  62,975   $  63,339   $   75,305
  Preferred stock dividends of
  subsidiaries- gross up-IDACORP
  rate                                    7,891        8,445       8,313       8,886        8,142
  Rental interest factor                    982          801         955       1,036        1,587

     Total fixed charges                 69,634       69,923      72,243      73,261       85,034

  Preferred dividends requirements            0            0           0           0            0

     Total combined fixed charges
     and preferred dividends         $   69,634    $  69,923   $  72,243   $  73,261   $   85,034

Ratio of earnings to combined fixed
charges and preferred dividends           2.86x        2.85x       2.89x       3.82x        3.21x

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